UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number: 001-14812

GLOBAL-TECH APPLIANCES INC.

(Translation of Registrant’s Name into English)

12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached hereto as Note 1 – Legal Proceedings Update of the Registrant

Attached hereto as Exhibit 1 and incorporated by reference herein is a press release dated August 11, 2006, titled Global-Tech Appliances Reports Fiscal Year Financial Results and Continues to Pursue New Business Initiatives to Reinvent Itself.

Attached hereto as Exhibit 2 and incorporated by reference herein is a press release dated November 17, 2006, titled Global-Tech Appliances Reports First Quarter Results and Expects Sales of CCMs To Improve in Fiscal 2007.

Attached hereto as Exhibit 3 and incorporated by reference herein is a press release dated December 22, 2006, titled Global-Tech Appliances Reports Second Quarter Results And Continues Its Efforts To Secure New CCM Customers.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 10, 2007

GLOBAL-TECH APPLIANCES INC.

By:	/s/ Brian Yuen
Brian Yuen Assistant Secretary

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EXHIBIT INDEX

Exhibit Number	Description
1	Press release dated August 11, 2006

2	Press release dated November 17, 2006

3	Press release dated December 22, 2006

Note 1 – LEGAL PROCEEDINGS UPDATE

Except as set forth below, as of January 10, 2007, Global-Tech and its subsidiaries are not a party in any material litigation or arbitration, and know of no material litigation, arbitration or claim threatened against them or their properties.

Certain agreements with ODM customers include an indemnification provision whereby the respective subsidiary undertakes to hold harmless and indemnify the respective customer from all suits that may be brought against the customer for infringement of any patent or registered design in connection with the sale of the products purchased from the subsidiary.

SEB v. Sunbeam v. Pentalpha Enterprises

On March 10, 1998, SEB, S.A. filed a patent infringement suit against Sunbeam Corporation and Sunbeam Products, Inc. (collectively “Sunbeam”) in the U.S. District Court for the District of New Jersey. SEB later amended its complaint to add Global-Tech and one of its subsidiaries, Pentalpha Enterprises, as additional defendants in the case. SEB alleged that the defendants infringed a patent issued to SEB concerning a deep fryer model. SEB sought to recover unspecified monetary damages. In addition, Sunbeam asserted a third-party claim and a cross-claim against Global-Tech and our subsidiary for breach of an alleged obligation to indemnify Sunbeam from SEB’s patent infringement claims. Global-Tech and its subsidiary moved to dismiss the complaint of SEB for lack of personal jurisdiction. By order dated July 16, 1999, the District Court granted the motion and dismissed the complaint against Global-Tech and its subsidiary. Sunbeam then paid SEB $2 million to settle its claim. Sunbeam’s third-party complaint against Global-Tech and its subsidiary remained.

On December 15, 1999, our subsidiary asserted counterclaims against Sunbeam in connection with a product supply agreement. In July 2002, after the case had been transferred to the United States District Court for the Southern District of Florida, Sunbeam moved for summary judgment on all claims. By memorandum decision dated February 19, 2003, the District Court granted Sunbeam’s motion insofar as it related to the claim of our subsidiary for fraud in the inducement of the product supply agreement, but denied the motion with respect to the claims of our subsidiary for breach of contract. In addition, the District Court granted Sunbeam’s motion for summary judgment on its claims for indemnity against our subsidiary as to liability, but ruled that a trial was necessary to determine the amount of damages that Sunbeam was entitled to recover on its indemnity claim in addition to the $2 million Sunbeam previously paid to settle SEB’s claims of patent infringement.

The trial on Sunbeam’s claims for indemnity and the claim of our subsidiary for breach of contract began on January 12, 2004. On January 16, 2004, the jury returned a verdict in favor of (i) Sunbeam on its claim for indemnity and awarded Sunbeam $2,450,948.91 against Global-Tech and its subsidiary and (ii) in favor of our subsidiary on its claim for breach of contract and awarded our subsidiary $6,600,000. The District Court entered a final judgment on February 11, 2004 to add prejudgment interest to the Jury’s award, awarding Sunbeam $3,430,693.81 and our subsidiary $6,632,909.59. Our subsidiary filed a motion to reconsider the calculation of prejudgment interest, which the Court denied. Sunbeam moved for judgment notwithstanding the verdict and for a new trial. Sunbeam argued, among other things, that our subsidiary should be denied any recovery and, alternatively, that any recovery by our subsidiary should be limited to $1,000,000. The District Court denied these motions by an order entered April 12, 2004. Sunbeam appealed on May 10, 2004. Global-Tech and its subsidiary cross-appealed on May 21, 2004. The United States Court of Appeals for the 11th Circuit heard oral argument on the appeal on March 1, 2005.

By decision dated August 12, 2005, the Court of Appeals for the 11th Circuit affirmed the judgment in so far as Sunbeam appealed from it and affirmed the judgment in so far as Global-Tech and its subsidiary appealed from it, except that the Court reversed the District Court’s calculation of prejudgment interest and remanded for a recalculation of our subsidiary’s prejudgment interest from June 30, 2001. The mandate of the Court of Appeals was issued on September 12, 2005. The time for Sunbeam to petition for certiorari to the United States Supreme Court has expired.

Our subsidiary moved in the District Court for an amended judgment to fix the amount of interest to which it is entitled. Sunbeam opposed the motion on the ground that our subsidiary had not properly calculated the interest to which it is entitled. By amended judgment dated December 12, 2005, the District Court awarded Pentalpha prejudgment interest from June 30, 2001 to February 11, 2004, bringing the judgment entered in favor of Pentalpha as of February 11, 2004 to $8,007,849 and leaving unchanged the judgment entered against Pentalpha in favor of Sunbeam.

On December 23, 2005, Pentalpha filed a notice of appeal to the U. S. Court of Appeals for the Eleventh Circuit. Pentalpha filed its brief on January 25, 2006, arguing that the District Court erred in failing to award it prejudgment interest until the final amended judgment on December 12, 2005. The appeal has been fully briefed. The Court of Appeals heard oral argument on November 15, 2006, but has not issued a decision.

Sunbeam has posted a bond in the amount of $5,163,076, which is attached pursuant to the September 7, 2005 order of the District Court in the action SEB S.A, v. Montgomery Ward et al., pending in the United States District Court for the Southern District of New York, as further described below.

SEB v. Montgomery Ward

After dismissal of the action in the District Court in New Jersey, SEB commenced an action on August 28, 1999 in the U.S. District Court for the Southern District of New York against Global-Tech, one of its subsidiaries and Montgomery Ward, then a customer, for infringement of SEB’s patent relating to a deep fryer model. On December 15, 1999, the District Court entered a preliminary injunction against the sale of the deep fryer that was the subject of the case. This was affirmed on appeal. On August 3, 2000, SEB moved for a further preliminary injunction and a citation for contempt against our subsidiary based upon the sale of a modified deep fryer product by our subsidiary. While that motion was pending, Montgomery Ward filed for bankruptcy protection. That filing stayed SEB’s action as against Montgomery Ward. On March 20, 2001, the District Court found that the modified deep fryer infringed the patent under the doctrine of equivalents. However, the District Court denied SEB’s application for a contempt citation. SEB then moved to amend its complaint to add certain of our other subsidiaries and John C.K. Sham as additional defendants. The District Court, in an opinion dated September 30, 2002, denied SEB’s motion to amend to add additional defendants and denied the motion of Global-Tech to dismiss for lack of personal jurisdiction. On December 3, 2002, Global-Tech and its subsidiary moved for summary judgment on liability on the ground that neither entity had engaged in any conduct that infringed the patent because of the extraterritoriality of their acts and for summary judgment on the claim of SEB for lost profits. The District Court heard oral argument on this motion on March 24, 2004, but has not yet ruled on it.

SEB has also moved for an order attaching the judgment in favor of our subsidiary in the action SEB v. Sunbeam v. Pentalpha Enterprises. The parties resolved the motion by consenting to an order that requires us and our subsidiary, among other things, to give notice to SEB of any attempt to collect the judgment against Sunbeam. On August 19, 2005, our subsidiary notified SEB that it anticipated taking action to enforce the judgment against Sunbeam from the District of Florida. On August 24, 2005, SEB served a renewed motion to attach the entire proceeds of the judgment. The District Court attached the entire judgment by order dated September 7, 2005. Our subsidiary filed a motion on September 22, 2005 to reduce the amount of the attachment to no more than $500,000. SEB has opposed the motion of our subsidiary. The District Court heard oral argument on November 8, 2005, but denied our motion to reduce the amount of the attachment.

By a decision and memorandum dated January 5, 2006, the District Court denied our motion for summary judgment.

The District Court conducted a trial beginning on April 17, 2006. On April 21, 2006, the jury returned a verdict finding that Global-Tech and its subsidiary has infringed the SEB patent in violation of 35 U.S.C. § 271(a) and (b), with respect to both the original deep fryer and the modified deep fryer, that the infringement with respect to both deep fryers were willful and that SEB was entitled to a reasonable royalty in the total amount of $4,650,000, representing $3,600,000 for its sales to Sunbeam, $540,000 for sales to Fingerhut and $510,000 for sales to Montgomery Ward.

Both sides have made post-trial motions. We have moved for judgment as a matter of law on a wide range of issues and for a new trial. SEB has moved to enhance damages with the addition of treble damages, prejudgment interest and attorneys’ fees. The motions have not been fully briefed. Their outcome is uncertain. The District Court has not yet entered any judgment based upon the jury verdict. Accordingly, the amount the amount of the judgment, as well as the timing of its entry are uncertain.

We have accrued for a loss contingency in respect of this litigation in our consolidated balance sheet as at March 31, 2006 in an amount of $4,650,000. An adverse decision in the above action relating to prejudgment interest or treble damages would have a material adverse effect on our results of operations and financial condition.

Sunbeam v. Wing Shing Products

On February 23, 2001, Sunbeam commenced an adversary proceeding against our subsidiary, Wing Shing Products, in the U. S. Bankruptcy Court for the Southern District of New York asserting that Sunbeam owned U.S. Patent No. Des. 348,585 (the “Design Patent”) or had a permanent license to use it. On March 12, 2001, the subsidiary asserted a counterclaim against Sunbeam for infringement of the Design Patent.

The parties concluded a bench trial in the Bankruptcy Court on January 31, 2002. By decision dated June 3, 2003, the Bankruptcy Court ruled against Sunbeam on its claims for a declaratory judgment and in favor of our subsidiary on its claims for design patent infringement. The Bankruptcy Court further ruled that our subsidiary was entitled to recover Sunbeam’s profits from the sale of infringing coffeemakers only for the time period after February 9, 2001. In addition, on June 17, 2003, the Bankruptcy Court entered an injunction restraining Sunbeam from further infringing the Design Patent. The Bankruptcy Court entered a final judgment in favor of our subsidiary on March 15, 2004, in the amount of $2,304,403.

Sunbeam and our subsidiary appealed the June 3, 2003 decision of the Bankruptcy Court to the U.S. District Court of the Southern District of New York. By memorandum opinion and order entered June 30, 2004, the District Court affirmed, in part, the June 3, 2004 decision of the Bankruptcy Court. It reversed one finding of the Bankruptcy Court and held that the subsidiary, in 1992, breached a contract to negotiate with Sunbeam concerning ownership of certain patent rights. However, because the District Court affirmed the holding of the Bankruptcy Court that the statute of limitations had expired on any claim of Sunbeam for that breach, the reversal by the District Court did not affect the $2,304,403 judgment entered in favor of our subsidiary by the Bankruptcy Court. Both Sunbeam and our subsidiary appealed to the United States Court of Appeals from the judgment of the District Court in the action.

On August 24, 2005, the United States Court of Appeals for the Federal Circuit affirmed the $2,304,403 judgment that the United States Bankruptcy Court for the Southern District of New York had entered on March 15, 2004, in favor of Global-Tech’s subsidiary, Wing Shing Products (BVI) Ltd., against Sunbeam Products, Inc. Sunbeam moved in the Bankruptcy Court for an order extending the stay of the enforcement of the judgment pending the expiration of Sunbeam’s time to file a petition for a writ of certiorari to the United States Supreme Court or the Supreme Court’s disposition of the writ. Over the objection of our subsidiary, the Bankruptcy Court granted Sunbeam’s motion, conditional upon the bond that Sunbeam has previously posted remaining in effect. Global-Tech expects Sunbeam to file its petition for a writ of certiorari by November 23, 2005.

On January 9, 2006, the United States Supreme Court denied the petition of Sunbeam for a writ of certiorari. On or about January 12, 2006, Sunbeam wire transferred about $2,353,581 to our subsidiary. Our subsidiary has provided a satisfaction of judgment to Sunbeam and released the bond that Sunbeam has previously posted to secure the judgment. This matter has therefore been concluded.

Wing Shing Products v. Simatelex

On February 9, 2001, Wing Shing Products commenced an action in the United States District Court for the Southern District of New York against Simatelex Manufactory Corp. claiming infringement of U.S. Patent No. Des. 348,585. The Bankruptcy Court stayed this action by order dated February 26, 2001. The U.S. District Court for the Southern District of New York reinstated the stay of the action originally ordered by the Bankruptcy Court by order dated February 24, 2004, based upon Sunbeam’s appeal from the June 3, 2003 memorandum decision. By order dated June 30, 2004, the District Court lifted the stay and directed the attorneys for the parties to appear at a conference on July 23, 2004. The District Court at that time directed the parties to conclude discovery by the end of 2004. Simatelex then moved for summary judgment on the ground that it is not subject to the personal jurisdiction of the New York court and that it did not infringe the design patent because its acts occurred in Asia. Our subsidiary has moved for summary judgment on the ground that Simatelex has infringed the design patent. The District Court again stayed the action by order dated April 18, 2005, pending the resolution of the decision of the Court of Appeals for the Federal Circuit in the action Sunbeam v. Wing Shing.

Following the August 24, 2005 decision of the Court of Appeals for the Federal Circuit, the District Court, by order dated September 14, 2005, lifted the stay and directed that discovery be completed by November 1, 2005.

On November 7, 2005, the parties filed cross-motions for summary judgment on the issue of liability for design patent infringement. The District Court heard argument on these motions on October 27, 2006. It has not yet issued a decision. If the District Court does not grant the motion of Simatelex for summary judgment, a trial will likely be required.

Wing Shing Products v. Sunbeam Products and Simatelex

On May 9, 2006, our subsidiary filed an action in the Untied States District Court for the Southern District of New York against Sunbeam Products, Inc. and Simatelex Manufactory Co. Ltd. for infringement of United States Patent Des. No. 348,585 based upon their sale of the coffeemakers designated as the AR Series and the Mr. Coffee Commercial. Defendants have responded to the complaint and counterclaimed for a declaratory judgment that the design patent is invalid. The District Court has directed that all discovery be completed by March 15, 2007.

Best Hero Limited v. Pentalpha Hong Kong Limited

Best Hero Limited issued a Writ in the Court of First Instance of the High Court of Hong Kong against Pentalpha Hong Kong Limited on October 11, 2004 claiming for payment of $4,250,400 under Action No. 2357 of 2004 for two purchase orders issued on May 31, 2004 and June 1, 2004 respectively to Best Hero Limited for the purchase of a total number of 6,000 pieces of LCD TV panels. On June 24, 2004, 480 pieces of LCD panels were delivered to Pentalpha Hong Kong Limited and a payment of $369,600 was already made to Best Hero Limited. As the quality of the LCD panels delivered by Best Hero Limited was found to be unacceptable, Pentalpha Hong Kong Limited refused to accept further delivery of the remaining order of 5,520 LCD panels from Best Hero Limited. Best Hero Limited alleged that Pentalpha Hong Kong Limited has repudiated the contract and instituted the presented legal proceedings to claim for damages.

A Defence and Counterclaim was filed by Pentalpha Hong Kong Limited on December 28, 2004. The discovery of documents in this action has been concluded and the parties are now in the course of preparing their respective witness statements for exchange.

Global Display Limited v. Mico Electric (Hong Kong) Limited

On September 9, 2005, our subsidiary, Global Display Limited (“Global Display”), issued a Writ in the Court of First Instance of the High Court of Hong Kong against Mico Electric (Hong Kong) Limited (“Mico”) for payment of $540,000. The claim relates to a purchase contract entered into between the parties in or about November 2004 (“the Contract”) under which Mico agreed to purchase from Global Display 1,500 pieces of LCD TV at a total purchase price of $540,000. Mico refused to accept delivery of the 1,500 pieces of LCD TV and alleged that the LCD TV did not comply with their requirements. Global Display has taken the position that Mico’s refusal to accept delivery of the LCD TVs constitutes a breach of the Contract, and pursuant to legal advice, Global Display instituted the present legal proceedings to file a claim against Mico for the purchase price and/or damages under the Contract.

Mico has filed an Acknowledgement of Service of Writ of Summons stating that it would contest the proceedings. Mico has also filed a Defence and Counterclaim on November 18, 2005. Global Display has filed a Reply and

Defence to Counterclaim on December 16, 2005. On January 24, 2006, Master J. Wong ordered discovery documents between the parties. The parties have exchanged their respective lists of documents. Both Parties are now in the course of preparing witness statements.

Pentalpha v. Reddy Case

On December 22, 2003, our subsidiary, Pentalpha Macau Commercial Offshore Limited (“Pentalpha”), commenced an action in the United States District Court for the Northern District of California against Damoder Reddy, the former Chief Operating Officer of Opsys US, Inc. (“Opsys”), a company whose intellectual property and certain assets (collectively, “Assets”) were purchased by Global-Tech’s subsidiary from the Chapter 7 Bankruptcy Trustee of Opsys, alleging that, among other claims, Reddy attempted to interfere with our subsidiary’s contracts with Opsys by making it more expensive for our subsidiary to take possession of the Assets. Reddy filed a cross-complaint against Global-Tech’s subsidiary and six other parties in April 2004, and was dismissed by the District Court on July 8, 2004. After the District Court granted Pentalpha’s Motion to Dismiss the Second Amended Counterclaim, eliminating five of the six claims, leaving a claim that Pentalpha allegedly took personal property from Reddy and the District Court indicated that that claim could be challenged in a subsequent motion, Reddy filed a Third Amended Counterclaim containing what appear to be the same claims previously ruled on by the District Court and therefore is subject to a motion to strike those portions of the complaint. Subsequently, the District Court granted Pentalpha’s motion to dismiss all other parties named in his counterclaim, leaving Global-Tech’s subsidiary and one other party.

After Global-Tech’s subsidiary had propounded written discovery to Reddy on its claims and Reddy provided neither documents nor adequate responses, on September 8, 2005, the District Court awarded Pentalpha $5,812 in sanctions against Reddy, and barred him from presenting evidence in support of his counterclaim other than what he had previously provided. Reddy was also sanctioned $1,817.50 for filing a frivolous motion, and sanctioned $4317.50 for failing to produce documents. He was also ordered to produce all intellectual property currently being used in his new company, Nuelight Corp. that may infringe upon Pentalpha’s. Reddy also underwent a court-ordered psychiatric examination by Pentalpha’s retained expert to determine his mental competence.

In November 2005, Reddy reopened settlement negotiations and agreed to pay $94,000 to Global-Tech’s subsidiary, and to certain other conditions barring Reddy from using Pentalpha’s intellectual property in the future. Reddy also agreed to surrender certain stock in Global Lite Array. The case was dismissed with prejudice pursuant to the terms of settlement on January 23, 2006.

Sunnyside Development Co. v. Opsys USA Corp. et.

On April 12, 2005, our attorney received a copy of a complaint filed by Sunnyside Development Ltd., the former landlord of Opsys US Corp. (“Opsys US”), which asserts a claim under CERCLA for cleanup costs allegedly incurred as a result of Pentalpha’s removal of equipment from Opsys US. Although Pentalpha and Lite Array, Inc. (“Lite Array”) have been named as defendants, no effort has been made to serve Pentalpha’s with the Summons and Complaint and the attempted service on Lite Array appeared insufficient. Lite Array has filed a Motion to Dismiss the complaint for improper service, which is scheduled to be heard on March 3, 2006. Thereafter, Lite Array filed a motion to dismiss the complaint for failing to state a claim, which was granted with leave to amend. Although Sunnyside filed an amended complaint, to amend improperly adding Global-Tech USA, Inc. (“Global-Tech USA”) as a defendant without permission of the United States District Court for the Northern District of California, the amended complaint also appears to have pleading defects. In May 2006, Sunnyside’s counsel proposed a settlement, whereby Lite Array, Pentalpha and Global-Tech USA would be dismissed from the case without prejudice, on the condition that the settling parties consent to enter into an agreement tolling any applicable statue of limitations that have not yet expired for at least a year. This agreement is currently under review.

In addition, Lite Array has filed a claim with its former insurance carrier with respect to the complaint, but coverage for the claim has not yet been determined.

Eastman Kodak/Lite Array OLED License Agreement Dispute

By an agreement dated July 13, 2000, and a restatement and amendment to such agreement, dated as of August 31, 2005, our subsidiary, Lite Array, Inc., entered into an OLED licensing agreement with Eastman Kodak Company (“Kodak”). In essence, this license agreement permitted our subsidiary to use certain intellectual property rights of Kodak in exchange for the promise of Lite Array to, among other things, pay certain royalties to Kodak. By letter dated September 20, 2005, Kodak served notice that it terminated the license agreement due to the failure of Lite Array to pay certain minimum royalties, subject to the right of Lite Array to cure the claimed default within 60 days. By letter dated November 14, 2005, Lite Array notified Kodak that it has rescinded the license agreement based upon misrepresentations that Kodak made to induce Lite Array to enter into the license agreement and demanded the return of $3.85 million Lite Array had paid to Kodak under the license agreement. Neither party has filed any legal action with respect to this dispute.